F O R M    4

	U.S. SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549
	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company Act of 1940

[] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*

		Richard W. Koe
		6600 SW 92nd Avenue, Ste. 370
		Portland, Oregon  97223

2.	Issuer Name and Ticker or Trading Symbol

		Raining Data Corporation (f/k/a Omnis Technology Corp.)

3.	IRS Identification Number of Reporting Person, if an Entity
(Voluntary)

4.	Statement for Month/Year

		November 2000

5.	If Amendment, Date of Original (Month/Year)

		December 11, 2000

6.	Relationship of Reporting Person to Issuer
	(Check all applicable)

	[]	Director					[X]	10% Owner
	[]	Officer (give title below)	[]	Other (specify below)


7.	Individual or Joint/Group Filing
	(Check applicable line)

	[X]	Form filed by one Reporting Person
	[]	Form filed by more than one Reporting Person



*If the Form is filed by more than one Reporting Person, see
Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


	Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)

		Common Stock, $.10 par value

2.	Transaction Date (Month/Day/Year)

	(i)	11/30/00

	(ii) 11/30/00

3.	Transaction Code (Instr. 8)

	(i)	Code		J(1)
		V

	(ii)	Code		P
		V

4.	Securities Acquired (A) or Disposed of (D)
	(Instr. 3, 4 and 5)

	(i)	Amount	633,522 shares (2)
		(A) or (D)A
		Price	(1)

	(ii)	Amount	645,467 shares
		(A) or (D)A
		Price	$5/share


5.	Amount of Securities Beneficially Owned at End of Month
(Instr. 3 and 4)

		5,394,233

6.	Ownership Form:  Direct (D) or Indirect (I)
	(Instr. 4)

		I

7.	Nature of Indirect Beneficial Ownership
	(Instr. 4)

		5,332,133 shares are owned by Astoria Capital Partners, L.P. (6)

		62,100 shares are owned by Montavilla Partners, L.P. (6)



	Table II -- Derivative Securities Acquired,
	Disposed of, or Beneficially Owned
	(e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)

	(i)	Common Stock Purchase Warrant

	(ii)	Common Stock Purchase Warrant

	(iii)	Series A Convertible Preferred Stock par value $1.00

2.	Conversion or Exercise Price of Derivative Security

	(i)   $2.46

	(ii)  $7.00

	(iii) N/A

3.	Transaction Date (Month/Day/Year)

	(i)   11/30/00

	(ii)  11/30/00

	(iii) N/A


4.	Transaction Code (Instr. 8)

	(i)	Code		J(3)
		V

	(i)	Code		J(5)
		V

	(i)	Code		N/A
		V

5.	Number of Derivative Securities Acquired (A) or
	Disposed of (D)
	(Instr. 3, 4 and 5)

	(i)	(A)	1,086,496 (4)
		(D)

	(ii)	(A)	500,000
		(D)

	(iii)(A)	0
		(D)


6.	Date Exercisable and Expiration Date (Month/Day/Year)

	(i)	Date Exercisable	12/01/00
		Expiration Date	03/16/05

	(ii)	Date Exercisable	11/30/00
		Expiration Date	11/30/05

	(iii)	Date Exercisable	At discretion of holder
		Expiration Date	None

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)

	(i)	Title 	Common Stock, $.10 par value
		Amount or Number of Shares	1,086,496 (4)

	(ii)	Title 	Common Stock, $.10 par value
		Amount or Number of Shares	500,000

	(iii)	Title 	Common Stock, $.10 par value
		Amount or Number of Shares	500,100

8.	Price of Derivative Security (Instr. 5)

	(i)	(3)

	(ii)	(5)

	(iii)	$1.667

9.	Number of Derivative Securities Beneficially Owned at
	End of Month (Instr. 4)

	(i)	1,086,496 (4)

	(ii)	500,000

	(iii)	300,000

10.	Ownership Form of Derivative Security:  Direct (D) or
	Indirect (I) (Instr. 4)

		I

11.	Nature of Indirect Beneficial Ownership (Instr. 4)

		By Astoria Capital Partners, L.P. (6)

Explanation of Responses:

(1) Received in exchange for stock of PickAx, Inc. pursuant to a merger of PickAx into a subsidiary of Raining Data Corporation
(the "Merger"). On the closing date of the Merger, the closing price of Raining Data's common stock was $4 1/8 per share.

(2) Up to 70,391 additional shares of Raining Data common stock may be received pursuant to the terms of the Merger if certain performance targets relating to Raining Data's business are achieved in the twelve month period following the effective date of the Merger.

(3) Received in exchange for common stock purchase warrants of PickAx, Inc. pursuant to the Merger.

(4) The common stock purchase warrant may be exercisable for up to 120,722 additional shares of Raining Data common stock pursuant to the terms of the Merger if certain performance targets relating to Raining Data's business are achieved in the twelve month period following the effective date of the Merger.

(5) Acquired as part of the consideration received from Raining Data in connection with the forgiveness at the time of the Merger of a $17,300,000 convertible note from PickAx, Inc. and all interest accrued thereon. Consideration also included a non-convertible note from Raining Data in the principal amount of $18,525,416.67.

(6) The reporting person is a general partner of each of the limited partnerships and a shareholder of each of the limited partnerships' other general partner. The reporting person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest in the limited partnership.





				/s/ Richard W. Koe        	12/19/00
				Richard W. Koe 	Date

**Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C.
78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see
Instruction 6 for procedure.

(..continued)








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